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SECURITIE 04017171 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65751

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/15/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

RECEIVED MAR 3 1 2004

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCAN Advisory Services LIMRA SERVICES, INC (DBA)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Day Hill Road
(No. and Street)

Windsor, CT 06095
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Wilhelm, Financial and Operations Principal, 860-285-7839
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Santosuosso, John P. - Ernst and Young LLP
(Name – *if individual, state last, first, middle name*)

Hartford Office, 225 Asylum St, Hartford, CT 06103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 28 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J Wilhelm, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scan Advisory Services, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert J Wilhelm
Signature

Financial and Operations Principal
Title

Lisa Ann Verville
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Subscribed and sworn to before me
this 30 day of March 2004
Lisa Ann Verville
Notary Public
Date Commission Expires: 7-31-07

Financial Statements

SCAN Advisory Services

For the period September 15, 2003 (Date of Inception) through December 31, 2003
with Report of Independent Auditors

SCAN Advisory Services

Financial Statements

For the Period September 15, 2003 (Date of Inception) through December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

Phone: (860) 247-3100
www.ey.com

Report of Independent Auditors

The Board of Directors
SCAN Advisory Services

We have audited the accompanying statement of financial condition of SCAN Advisory Services (the Company) as of December 31, 2003, and the related statements of income, changes in stockholder's equity and cash flows for the period September 15, 2003 (date of inception) through December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SCAN Advisory Services at December 31, 2003, and the results of its operations and its cash flows for the for the period September 15, 2003 (date of inception) through December 31, 2003 in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

March 26, 2004

SCAN Advisory Services

Statement of Financial Condition

December 31, 2003

Assets	
Cash	$ 8,389
Total assets	$ 8,389
Ownership equity	
Paid in capital	$ 9,827
Retained deficit	(1,438)
Total liabilities and ownership equity	$ 8,389

See accompanying notes.

SCAN Advisory Services

Statement of Income

For the period September 15, 2003 (Date of Inception) through December 31, 2003

Revenues	
Fees revenue	$ 1,212
Total revenues	1,212
Expenses	
Compensation and benefits	1,635
Regulatory fees and expenses	779
Other	236
Total expenses	2,650
Net loss	$ (1,438)

See accompanying notes.

SCAN Advisory Services

Statement of Changes in Stockholder's Equity

For the period September 15, 2003 (Date of Inception) through December 31, 2003

	Additional Paid-In Capital	**Retained Earnings (Deficit)**	**Total**
Contributed capital at September 15, 2003	$ 8,442		$ 8,442
Net loss		$ (1,438)	(1,438)
Contributed capital during the period	1,385		1,385
Balance at December 31, 2003	$ 9,827	$ (1,438)	$ 8,389

See accompanying notes.

SCAN Advisory Services

Statement of Cash Flows

For the period September 15, 2003 (Date of Inception) through December 31, 2003

Cash flows from operating activities	
Net loss	$ (1,438)
Adjustments to reconcile net income to net cash used in operating activities:	
Compensation and benefit expenses	1,635
Regulatory fees and expenses	779
Other expenses (net of bank fees)	183
Noncash revenue	(1,212)
Net cash used by operating activities	(53)
Cash flows from financing activities	
Funding from Parent	8,442
Net cash provided by financing activities	8,442
Net increase in cash	8,389
Cash, beginning of period	–
Cash, end of period	$ 8,389

See accompanying notes.

SCAN Advisory Services

Notes to Financial Statements

For the period September 15, 2003 (Date of Inception) through December 31, 2003

1. Organization

SCAN Advisory Services (the Company) commenced operations on September 15, 2003. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers. The Company operates as a business unit within LIMRA Services, Inc. (LIMRA Services). LIMRA Services is a wholly-owned subsidiary of LIMRA International, Inc. (the Parent).

The Company has no separate legal status and its resources and existence are at the disposal of the Parent. The Company's assets are legally available for the satisfaction of debts of the Parent, not solely those appearing in the accompanying statement of financial condition, and its debts may result in claims against assets not appearing thereon. Management of LIMRA Services is planning on "spinning off" the Company into its own corporate entity. The transaction to effect the spin-off is targeted for April, 2004.

The Company was created in order to provide NASD and SEC regulatory compliance audits of remote branch offices of the Parent's members and non-affiliated broker-dealers. The Company is in the process of implementing this "compliance auditing practice". Currently, the Company operates as a broker-dealer solely for the purpose of administering the 401(k) plan related to employees of the Parent. The Company earns a fee for this service. The Company is in the process of establishing selling agreements with mutual fund companies to distribute those company's retail funds to LIMRA employees and family members.

2. Summary of Significant Accounting Policies

Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Expenses

The Company has a written agreement with LIMRA Services, which states that all expenses incurred by the Company will be paid by LIMRA Services with the expenses allocated to the Company proportionate to the revenue generated by securities-related revenue and time allocated to securities-related activities.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The results of the Company's operations are included in LIMRA Services' U.S. federal income tax return. Taxes for the Company are computed as if the Company files a separate return. Because the Company has no earnings history, no benefit has been provided for the current net loss.

3. Fair Value of Assets

The Company's assets are carried at fair value or contracted amounts approximating fair value.

4. Related Party Transactions

The Company maintains and preserves books and records pertaining to the accounts of the Business Unit's customers as required by Rules 17a-3 and 17a-4 under the Securities Exchange Act of 1934.

The Company records revenue based on deposits made to participant's 401(k) accounts (Parent employees) during the period. Deposits are made to the participant's accounts twice monthly when payroll for LIMRA International is processed. Revenue is recorded based on a charge of twenty-five basis points (.25%) applied to each contribution made. For the period September 15, 2003 (date of inception) through December 31, 2003, the Company reported revenue of $1,212 relating to this agreement.

5. Net Capital Requirements

As a broker/dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The minimum capital requirement for the Company is $5,000 as it is the Company's intention to engage solely in the purchase, sale and redemption of interests or participations in insurance company separate accounts or mutual funds and not to carry customer accounts. At December 31, 2003, the Company had net capital of $8,389. At December 31, 2003, the Company had no aggregate indebtedness.

Supplemental Information

SCAN Advisory Services

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2003

Computation of net capital	
Total shareholder's equity	$ 8,389
Less non-allowable assets	–
Net capital	$ 8,389
Aggregate indebtedness	$ –
Net capital requirement under Rule 15c3-1 ($5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Excess of net capital over minimum required	$ 3,389
Ratio of aggregate indebtedness to net capital	0 to 1

There are no material differences between the audited computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2003 Part IIA FOCUS filing.

SCAN Advisory Services

Statement Regarding Rule 15c3-3

December 31, 2003

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

Phone: (860) 247-3100
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

To the Board of Directors
SCAN Advisory Services

In planning and performing our audit of the financial statements of SCAN Advisory Services (the "Company") for the period from September 15, 2003 (date of inception) through December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

March 26, 2004